SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For March 30, 2009

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CIA. DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP
Rui de Britto Álvares Affonso
Chief Financial Officer and Investor Relations Officer
Mario Azevedo de Arruda Sampaio
Head of Capital Markets and Investor Relations

SABESP announces 4Q08 results

São Paulo, March 26, 2009 - Companhia de Saneamento Básico do Estado de São Paulo – SABESP (BM&FBovespa: SBSP3; NYSE: SBS), one of the largest water and sewage services providers in the world based on the number of customers, announces today its results for the fourth quarter of 2008 (4Q08) and fiscal year of 2008. The Company’s operating and financial information, except when indicated otherwise, is presented in Brazilian Reais, in accordance with the Brazilian Corporate Law. All comparisons in this release, unless otherwise stated, refer to the same period of 2007.
SBSP3: R$ 26.07 / share SBS US$ 23.26 (ADR=2 shares) Total shares: 227,836,623 Market value: R$ 5.9 billion Closing price: March 26, 2009

1. Net Operating Revenue

							R$ million

	4Q07	4Q08	Chg.	%	2007	2008	Chg.	%

(+) Gross operating revenue	1,689.2	1,835.6	146.4	8.7	6,448.2	6,838.8	390.6	6.1
(-) COFINS and PASEP taxes	122.6	130.4	7.8	6.4	477.4	487.1	9.7	2.0
(=) Net operating revenue	1,566.6	1,705.2	138.6	8.8	5,970.8	6,351.7	380.9	6.4
(-) Costs and expenses	1,140.4	1,125.2	(15.2)	(1.3)	3,887.9	4,129.2	241.3	6.2
(=) Earnings before financial expenses (EBIT*)	426.2	580.0	153.8	36.1	2,082.9	2,222.5	139.6	6.7
(+) Depreciation and amortization	147.3	152.4	5.1	3.5	616.0	617.8	1.8	0.3
(=) EBITDA**	573.5	732.4	158.9	27.7	2,698.9	2,840.3	141.4	5.2
(%) EBITDA margin	36.6	43.0	-	-	45.2	44.7	-	-

Net income	84.6	113.3	28.7	33.9	1,055.3	1,008.1	(47.2)	(4.5)

Earnings per share (R$)	0.37	0.50	-	-	4.63	4.42	-	-

(*) Earnings before interest and taxes
(**) Earnings before interest, taxes, depreciation and amortization

In 2008, net operating revenue totaled R$ 6.4 billion, a 6.4% increase compared to 2007. Costs and expenses, stood at R$ 4.1 billion, 6.2% higher than in the previous year. EBITDA grew 5.2%, from R$ 2.7 billion in 2007 to R$ 2.8 billion in 2008.

Earnings before financial expenses (EBIT) increased 6.7%, from R$ 2.1 billion in 2007 to R$ 2.2 billion in 2008.

2. Gross operating revenue

In 2008, gross operating revenue grew R$ 390.6 million, or 6.1%, from R$ 6.4 billion in 2007 to R$ 6.8 billion in 2008. The main reasons for this increase were:

  The 4.3% average increase in 2008 tariffs in comparison to 2007, due to tariff adjustment as of September 2007 (4.12%) and September 2008 (5.10%);

  The 2.0% growth in billed water and sewage volume, 1.8% of which corresponded to retail and 4.4% to wholesale.

3. Billed volume

The following tables show billed water and sewage volume per customer category and region in 4Q07 and 4Q08, and fiscal years of 2007 and 2008.

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BILLED WATER AND SEWAGE VOLUME (1) PER CUSTOMER CATEGORY - million m3

		Water			Sewage		Water + Sewage
	4Q07	4Q08%		4Q07	4Q08%		4Q07	4Q08%
Residential	340.3	347.1	2.0	271.4	279.3	2.9	611.7	626.4	2.4
Commercial	38.3	39.2	2.3	35.1	36.1	2.8	73.4	75.3	2.6
Industrial	8.9	9.0	1.1	8.3	8.5	2.4	17.2	17.5	1.7
Public	11.8	12.1	2.5	9.5	9.9	4.2	21.3	22.0	3.3
Total retail	399.3	407.4	2.0	324.3	333.8	2.9	723.6	741.2	2.4
Wholesale	70.6	72.6	2.8	6.4	6.5	1.6	77.0	79.1	2.7
Reused water	-	0.1	-	-	-	-	-	0.1	-
Total	469.9	480.1	2.2	330.7	340.3	2.9	800.6	820.4	2.5
	2007	2008	%	2007	2008	%	2007	2008	%
Residential	1,338.8	1,358.7	1.5	1,065.1	1,088.8	2.2	2,403.9	2,447.5	1.8
Commercial	151.2	154.0	1.9	138.4	141.8	2.5	289.6	295.8	2.1
Industrial	35.3	35.7	1.1	33.3	33.9	1.8	68.6	69.6	1.5
Public	47.4	47.1	(0.6)	37.8	38.0	0.5	85.2	85.1	(0.1)
Total retail	1,572.7	1,595.5	1.4	1,274.6	1,302.5	2.2	2,847.3	2,898.0	1.8
Wholesale	274.3	284.5	3.7	24.9	27.9	12.0	299.2	312.4	4.4
Reused water	-	0.2	-	-	-	-	-	0.2	-
Total	1,847.0	1,880.2	1.8	1,299.5	1,330.4	2.4	3,146.5	3,210.6	2.0

BILLED WATER AND SEWAGE VOLUME (1) PER REGION - million m3

		Water			Sewage		Water + Sewage
	4Q07	4Q08%		4Q07	4Q08%		4Q07	4Q08%
Metropolitan	265.5	271.6	2.4	219.6	226.4	3.1	484.8	498.0	2.7
Regional (2)	134.1	135.8	1.3	104.7	107.4	2.6	238.8	243.2	1.8
Total retail	399.3	407.4	2.0	324.3	333.8	2.9	723.6	741.2	2.4
Wholesale	70.6	72.6	2.8	6.4	6.5	1.6	77.0	79.1	2.7
Reused water	-	0.1	-	-	-	-	-	0.1	-
Total	469.9	480.1	2.2	330.7	340.3	2.9	800.6	820.4	2.5
	2007	2008	%	2007	2008	%	2007	2008	%
Metropolitan	1,046.8	1,065.9	1.8	866.0	887.3	2.5	1,912.8	1,953.2	2.1
Regional (2)	525.9	529.6	0.7	408.6	415.2	1.6	934.5	944.8	1.1
Total retail	1,572.7	1,595.5	1.4	1,274.6	1,302.5	2.2	2,847.3	2,898.0	1.8
Wholesale	274.3	284.5	3.7	24.9	27.9	12.0	299.2	312.4	4.4
Reused water	-	0.2	-	-	-	-	-	0.2	-
Total	1,847.0	1,880.2	1.8	1,299.5	1,330.4	2.4	3,146.5	3,210.6	2.0

(1) Not revised by the Independent Auditors
(2) Including coastal and interior regions

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4. Costs, administrative and selling expenses

In 2008, costs of products and services, administrative and selling expenses increased 6.2% (R$ 241.3 million). Costs and expenses as a percentage of net revenue remained stable in 65.0% in 2008.

								R$ million
	4Q07*	4Q08	Chg.	%	2007*	2008	Chg.	%
Payroll and benefits	321.8	352.2	30.4	9.4	1,265.7	1,353.8	88.1	7.0
Supplies	33.6	42.9	9.3	27.7	131.8	146.5	14.7	11.2
Treatment supplies	21.4	33.1	11.7	54.7	112.3	133.1	20.8	18.5
Services	168.7	234.9	66.2	39.2	539.0	688.6	149.6	27.8
Electric power	113.8	116.7	2.9	2.5	474.5	459.6	(14.9)	(3.1)
General expenses	223.6	98.2	(125.4)	(56.1)	381.7	345.0	(36.7)	(9.6)
Tax expenses	18.2	11.2	(7.0)	(38.5)	43.6	48.5	4.9	11.2

Sub-total	901.1	889.2	(11.9)	(1.3)	2,948.6	3,175.1	226.5	7.7

Depreciation and amortization	147.3	152.4	5.1	3.5	616.0	617.8	1.8	0.3
Credit write-offs	92.0	83.6	(8.4)	(9.1)	323.3	336.3	13.0	4.0

Costs, administrative and selling expenses	1,140.4	1,125.2	(15.2)	(1.3)	3,887.9	4,129.2	241.3	6.2

% over net revenue	72.8	66.0			65.1	65.0

* Adjusted

4.1. Payroll and benefits

In 2008 payroll and benefits grew R$ 88.1 million or 7.0%, from R$ 1,265.7 million to R$ 1,353.8 million, due to:

  Wage increase of 5.03% as of May 2008; and
  R$ 10.6 million increase in provision for pension plan obligations, due to the change in the discount rate used for actuarial calculation, from 8.0% in 2007 to 6.6% in 2008.

In 4Q08 payroll and benefits increased R$ 30.4 million, or 9.4%, reflecting the same impacts that affected the full-year period.

4.2. Supplies

In 2008, supplies grew R$ 14.7 million or 11.2% over the same period of the previous year, from R$ 131.8 million to R$ 146.5 million. The main reasons for this increase were suppliers used in the maintenance of water and sewage treatment stations and electrical and electro-mechanical systems in water pump stations and sewage treatment expenses, and the intensification of the Water Loss Reduction Program operations.

In 4Q08 residential connection, water network and system maintenance supply expenses increased R$ 9.3 million, or 27.7% .

4.3. Treatment supplies

In 2008, expenses with chemicals grew R$ 20.8 million or 18.5%, from R$ 112.3 million in 2007 to R$ 133.1 million in 2008. This increase occurred in spite of the 0.7% decline in the volume of water produced and the 8.8% reduction in the use of chemicals. The upturn in expenses was basically due to the increase in the price of certain products, which substantially outpaced inflation, with the average cost at R$/1,000 m³ climbing by 12.6% over the year before. The highlights were:

  Change of R$ 10.4 million due to the increase in aluminum polychloride consumption in certain water treatment plants as a result of the replacement of aluminum sulphate and iron sulphate. In addition to increasing treatment efficiency, the price of this product rose 11%, while that of aluminum sulphate and iron sulphate climbed 39.4% and 22.0%, respectively; and
  In spite of the 8.5% decline in chloride consumption, expenses rose R$ 3.0 million due to price adjustments.

In 4Q08, treatment supplies increased R$ 11.7 million, or 54.7%, reflecting the same impacts that affected the full-year period.

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4.4. Services

In the 2008, this item grew R$ 149.6 million or 27.8%, from R$ 539.0 million to R$ 688.6 million. The main factors leading to this increase were:

  Expenses with advertising campaigns focused on social environmental initiatives, such as Onda Limpa, Córrego Limpo, Planeta Sustentável, among others, in the amount of R$ 32.4 million, which will be recurring for the coming quarters;
  Expenses with risk contracts for the recovery of credits in the amount of R$ 16.3 million, due to the intensification of collection operations, which led to a R$ 138.0 million increase in revenue in 2008;
  Preventive and corrective maintenance of water and sewage treatment systems in the amount of R$ 11.5 million;
  Residential connection and sewage network maintenance in the amount of R$ 11.0 million, due to the intensification of the operations to meet the demands of the Córrego Limpo Program with the Municipality of São Paulo;
  Professional services in the amount of R$ 8.7 million due to the hiring of consultancy and advisory firms, as well as other specialized services focused on several areas, such as: implementation of Added-Value Management (GVA), valuation of the EMAE (Metropolitan Company of Water and Energy), hiring of the FIPECAFI (Actuarial and Economic Research Institute Foundation) to update the amounts related to the complementation of pensions, and others;
  Higher expenses with paving and pavement replacing services in the amount of R$ 7.3 million, due to the intensification of paving services regulation and improvement in the quality of the materials used in asphalt replacement;
  Hydrometer reading and bill delivery in the amount of R$ 6.4 million, due to the expansion of the number of connections and utilization of new technologies, increasing security and speeding up the system for issuing and reading the bills;
  Expenses with the implementation of PURA (Program for the Rational Use of Water) at municipals schools in the amount of R$ 5.4 million, as a result of the partnership established between Sabesp and the São Paulo municipal government in 2007;
  Software maintenance in the amount of R$ 2.9 million, due to updating of antispam software and the modernization of commercial systems (development of the administrative collection, interactive research, network deployment and material balance modules);
  Spending to combat fraud in the amount of R$ 2.8 million, due to the beginning of the new fraud oversight agreement, which positively affected results;
  Expenses with fire prevention, detection and fighting in the amount of R$ 2.7 million in the IT area;
  Car rental expenses totaling R$ 2.3 million, due to the replacement of the Company’s own fleet as of 2008, generating financial and operating savings.

In 4Q08 services grew R$ 66.2 million or 39.2% compared to same period of previous year, mainly due to expenses with advertising campaigns and propaganda and risk contracts for credit recovery.

4.5. Electric power

In 2008, electric power dropped R$ 14.9 million or 3.1%, from R$ 474.5 million to R$ 459.6 million. This result was due to:

  The 8.4% adjustment in the tariff from the captive market, which is responsible for 77.0% of total installed capacity of electric power, leading to a 4.1% reduction in the weighted average tariff between the captive and the free market;
  Optimization of electric power supply contracts, generating savings of R$ 2.3 million ; and
  Electric power efficiency savings of R$ 0.5 million.

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		Average Price	Weighted
	Participation (%)	Change ( %)	Average (%)
Free market	23.0	10.6	2.4
Captive market	77.0	(8.4)	(6.5)
			(4.1)

In 4Q08, electric power grew R$ 2.9 million. In spite of the 0.8% tariff increase in the captive market, the weighted average tariff between the captive and the free market moved up by 1.8% .

		Average Price	Weighted
	Participation (%)	Change ( %)	Average (%)
Free market	23.0	10.5	2.4
Captive market	77.0	(0.8)	(0.6)
			1.8

4.6. General expenses

In 2008, general expenses dropped R$ 36.7 million or 9.6%, from R$ 381.7 million to R$ 345.0 million, due to:

  Decline of R$ 48.5 million in provisions for lawsuit indemnities related mainly to clients, as a result of the adjustment made in 2007, considering the historical record of the results of such lawsuits in order to achieve a better estimate of future disbursements;
  Increase of R$ 2.9 million in the amount charged for the use of water from the Piracicaba, Capivari and Jundiaí river basins, R$ 1.8 million of which to the National Water Agency – ANA, and R$ 0.6 million of the State’s Environmental Department collection in 2008; and
  Institutional support in the amount of R$ 3.1 million.

In 4Q08, general expenses dropped R$ 125.4 million associated, mainly, to provision for contingencies.

4.7. Credit write-offs

In 2008 credit write-offs grew R$ 13.0 million or 4.0%, from R$ 323.3 million to R$ 336.3 million, due to the need to complement provision for debt overdue by more than 360 days, offset by the recovery of credits due to the execution of installment agreements with municipalities and verification of judicial deposits of the municipality of Guarulhos.

4.8. Tax expenses

In 2008 tax expenses grew R$ 4.9 million or 11.2%, due to:

  Payment of the TRCF (Regulation, Control and Oversight Fee) to ARSESP (São Paulo State Sanitation and Energy Regulatory Agency) in the amount of R$ 25.3 million;
  Payment of the IOF (Tax on Financial Transactions) in the amount of R$ 2.9 million, arising from the AB LOAN funding; and
  The R$ 28.3 million drop as a result of the extinction of the CPMF (Tax on Bank Account Transactions) tax on December 31, 2007.

In 4Q08 tax expenses dropped R$ 7.0 million due retroactive payment of the IPTU tax to São Paulo municipality, in November 2007.

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5. Revenues and operating expenses

5.1. Operating revenues

The other operating revenues increased R$ 17.7 million in 2008, mainly due to sale of real estate properties in the Pinheiros neighborhood, in São Paulo city.

5.2. Operating expenses

Operating expenses climbed R$ 92.2 million or 113.4%, mainly as a result of the fixed asset write-off booked due to the settlement of the Third Amendment to the GESP Agreement that establishes the full incorporation of the assets verified at the Alto Tietê System’s equity appraisal report, partially offset by the lower number of works and projects suspended due to obsolescence.

6. Financial revenues and expenses

6.1. Financial expenses

				R$ million
	2007	2008	Var.	%
Financial expenses
Interest and charges on domestic loans and financing	447.0	423.2	(23.8)	(5.3)
Interest and charges on international loans and financing	66.3	71.3	5.0	7.5
Interest rate over foreign remittance	6.3	5.0	(1.3)	(20.6)
Interest rate over lawsuit indemnity, net of provisions	230.9	221.7	(9.2)	(4.0)
Other financial expenses	21.5	(35.2)	(56.7)	(263.7)

Total financial expenses	772.0	686.0	(86.0)	(11.1)

Financial revenues	98.1	150.2	52.1	53.1

Financial expenses net of revenues	673.9	535.8	(138.1)	(20.5)

In 2008, financial expenses dropped R$ 86.0 million or 11.1%, as described below:

•	Regarding domestic financing, we highlight: the R$ 23.8 million drop in interest due to the settlement of the 2nd series of the 5th debenture issue, in March, 2007; the settlement of the 1st series of the 6th debenture issue; and amortizations of other financings; and

•	Regarding international financing, we highlight the R$ 5.0 million interest increase, due to the new funding, AB LOAN, contracted in June, 2008, in the amount of R$ 16.4 million in 2008.

This increase was partially offset by the settlement of Eurobonds in June 2008, with a R$ 7.6 million variation, and the payment of BID’s principal in 2007 and 2008, in the amount of R$ 3.8 million.

•	Decrease in interest on lawsuits in the amount of R$ 9.2 million, following the change in the likelihood of lawsuit loss, as indicated in the item general expenses section.

Other financial expenses decreased R$ 56.7 million, due to adjustment in the interest calculations regarding the special installment (PAES).

6.2. Financial revenues

Financial revenues recorded an increase of R$ 52.1 million mainly due to interest on customer installment agreements.

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7. Foreign exchange and indexation

				R$ million
	2007	2008	Var.	%
Monetary variation over loans and financing	101.3	127.9	26.6	26.3
Currency exchange variation over loans and financing	(188.4)	436.2	624.6	(331.5)
Other variations	8.1	20.5	12.4	153.1

Variation on liabilities	(79.0)	584.6	663.6	(840.0)

Variation on assets	34.0	417.7	383.7	1,128.5

Net Variation	(113.0)	166.9	279.9	(247.7)

7.1. Variation on liabilities

The net effect of the variation on liabilities was R$ 663.6 million higher in 2008 versus 2007, due to the:

  31.9% US Dollar appreciation versus the Brazilian Real in 2008, compared to a US dollar depreciation in 2007 (17.1%), with a R$ 188.4 million gain, totaling a net impact of R$ 624.6 million in exchange variations. The US Dollar denominated debt balance in 2007 was R$ 1.2 billion (US$ 670.1 million), versus R$ 1.9 billion (US$ 802.3 million) in 2008;
  Addition of R$ 26.6 million in monetary variation on debentures, resulting from a higher variation in the IGPM (General Market Price Index) – 9.81% in 2008, versus 7.75% in the previous period, and also by a higher variation in the TR rate – 1.63% in 2008 versus 1.45% in the previous period, leading to a higher monetary variation on other loans; and
  Other monetary variations from lawsuit indemnities increased R$ 12.4 million.

7.2. Variation on assets

The variation on assets grew R$ 383.7 million, mainly due to:

  R$ 344.6 million update of the undisputed amount regarding supplementary retirement and pension remuneration as provided by the Third Amendment to the GESP (São Paulo State Government) Agreement; and
  Customer installment agreements and past due bills paid as a result of risk contracts.

8. Operating indicators

Sabesp, continuing its activities started in previous years, has been prioritizing activities to prevent and reduce water loss. In 2008, R$ 219.0 million were directed to the Water Loss Reduction Program, of which R$ 126.6 million in investments and R$ 92.4 million in expenses. The program recorded very good results throughout 2008.

The water loss ratio dropped 6.1%, from 29.5% at the end of 2007 to 27.7% in 2008. This drop is shown by the 0.7% decrease in the volume of water produced combined to 1.8% increase in billed volume.

Operating indicators*	2007	2008	%
Water connections (1)	6,767	6,945	2.6
Sewage connections (1)	5,167	5,336	3.3
Population directly served - water (2)	22,959.0	23,162.0	0.9
Population directly served - sewage (2)	18,881.0	19,198.0	1.7
Number of employees	16,850	16,649	(1.2)
Water volume produced (3)	2,873.7	2,852.6	(0.7)
Water losses (%)	29.5	27.7	(6.1)

(1) In thousand units at the end of the period.
(2) In thousand inhabitants at the end of the period, not including wholesale.
(3) In million m3 at the end of the period. * Not revised by the Independent Auditors

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9. Loans and financing

Net debt closed 2008 at R$ 6,243.1 million, versus R$ 5,220.2 million at the close of 2007, representing a growth of 19.6% . At the end of 2008, foreign currency debt was 33.2% versus 21.8% in 2007.

Due to the need to refinance debt and to higher investments in 2008, Sabesp contracted new debt in the amount of R$ 1,049.9 million. Considering that at the same time the Company amortized a total of R$ 629.5 million, the balance was a net increase of R$ 420.4 million in total debt. Financial leverage measured by the Net Debt/EBITDA ratio rose from 1.9x in 2007 to 2.1x in 2008.

								R$ million

							2015 and
INSTITUTION	2009	2010	2011	2012	2013	2014	onwards	Total

Local market
Banco do Brasil	263.5	286.8	312.2	339.7	369.8	97.5	-	1,669.5
Caixa Econômica Federal	68.8	74.0	80.1	86.6	87.3	48.3	190.9	636.0
Debentures	790.3	353.2	458.7	32.9	72.7	39.8	39.8	1,787.4
FIDC - SABESP I	55.6	55.6	13.8	-	-	-	-	125.0
BNDES	42.8	42.8	42.8	36.9	4.2	-	-	169.5
BNDES BX SANTISTA	-	-	-	4.0	4.0	4.0	20.1	32.1
Others	2.8	7.2	6.4	-	-	-	-	16.4
Interest and charges	118.9	23.4	5.9	-	-	-	-	148.2
Local market total	1,342.7	843.0	919.9	500.1	538.0	189.6	250.8	4,584.1
International market
IDB	86.4	86.4	86.4	86.4	86.4	86.5	445.0	963.5
Eurobonds	-	-	-	-	-	-	327.2	327.2
JBIC	-	-	10.5	21.1	21.1	21.1	316.2	390.0
IDB 1983AB	-	-	55.1	55.6	55.6	55.6	358.6	580.5
Interest and charges	19.8	-	-	-	-	-	-	19.8
International market total	106.2	86.4	152.0	163.1	163.1	163.2	1,447.0	2,281.0
Total	1,448.9	929.4	1,071.9	663.2	701.1	352.8	1,697.8	6,865.1

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10. Investment Program 2009-2013

In 2008, investments totaled R$ 1.7 billion, with a significant increase in the amount invested in sewage. This amount includes the capitalization of financial expenses resulting from the exchange variation on the funding of works in progress, in the amount of R$ 219.0 million.

2008 Investments (R$ million)

	Water	Sewage	TOTAL
Metropolitan Region of São Paulo	433	353	786
Regional Systems (Interior and Costal)	170	752	922
TOTAL	603	1,105	1,708

The 2009-2013 Investment Plan totals an amount of R$ 8.6 million and reflects the commitment to reach the aim of 100% sewage collection and treatment coverage in the municipalities operated until 2018. In addition, it is important to point out the R$ 800 million will be invested in the Water Loss Control Program, which goal is to reduce losses by 20% until 2013.

To finance this program, the Company will rely on own resources as well as loans from the BNDES, CEF and multilateral international banks, which have more adequate financing conditions to the nature of these investments.

Investment Program (R$ million)

	2009	2010	2011	2012	2013	2009-2013
Water	577	590	664	653	668	3,152
Sewage	860	948	835	867	827	4,337
Others	214	213	254	228	231	1,139
TOTAL	1,650	1,750	1,753	1,748	1,725	8,627

Página 10 de 14

11. Conference Calls

In English	In Portuguese
April 2, 2009	April 2, 2009
3:00 PM (US EST) / 4:00 PM (Brasília)	1:00 PM (US EST) / 2:00 PM (Brasília)
Dial-in access: (1 973) 935-8893	Dial-in access: (55 11) 2188-0188
Conference ID: 92046814	Conference ID: Sabesp

Replay – available until 04/09/09	Replay – available until 04/09/09
Dial-in access: (1 706) 645-9291	Dial-in access: (55 11) 2188-0188
Replay ID: 92046814	Replay ID: Sabesp

Live webcast at www.sabesp.com.br

For more information, please contact:

Mario Arruda Sampaio
Phone: (55 11) 3388-8664
E-mail: maasampaio@sabesp.com.br

Angela Beatriz Airoldi
Phone: (55 11) 3388-8793
E-mail: abairoldi@sabesp.com.br

Statements contained in this press release may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, SABESP performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Página 11 de 14

Income Statement

Corporate Law Method (Law No. 6,404/76)			R$ '000
	PARENT COMPANY		CONSOLIDATED

	2008	2007	2008
		Adjusted
Gross Revenue from Sales and Services	6,838,803	6,448,211	6,838,803
Water Supply - Retail	3,503,643	3,325,826	3,503,643
Water Supply - Wholesale	314,952	291,705	314,952
Sewage Collection and Treatment	2,891,036	2,724,400	2,891,036
Sewage Collection and Treatment - Wholesale	16,606	8,002	16,606
Other Services	112,566	98,278	112,566

Taxes on Sales and Services - COFINS and PASEP	(487,131)	(477,369)	(487,131)

Net Revenue from Sales and Services	6,351,672	5,970,842	6,351,672

Costs of Sales and Services	(2,831,809)	(2,695,696)	(2,831,809)

Gross Profit	3,519,863	3,275,146	3,519,863

Operating Expenses
Selling	(718,949)	(639,552)	(718,949)
Administrative	(578,458)	(552,629)	(578,596)
Other operating expenses, net	(108,470)	(35,176)	(108,470)

Operating Income Before Shareholdings	2,113,986	2,047,789	2,113,848
Equity Result	(9)	0	0

Earnings Before Financial Results	2,113,977	2,047,789	2,113,848
Financial, net	(268,790)	(748,995)	(268,661)
Exchange gain (loss), net	(438,869)	188,038	(438,869)

Earnings before Income Tax and Social Contribution	1,406,318	1,486,832	1,406,318

Income Tax and Social Contribution

Current	(548,373)	(543,345)	(548,373)
Deferred	150,140	111,777	150,140

Net Income (loss) for the period	1,008,085	1,055,264	1,008,085
Registered common shares (thousand shares in 2008)	227,836	227,836	227,836
Earnings per shares - R$ (per thousand shares in 2008)	4.42	4.63	4.42
Depreciation and Amortization	(617,804)	(615,988)	(617,804)
EBITDA	2,840,251	2,698,953	2,840,251
% over net revenue	44.7%	45.2%	44.7%

Página 12 de 14

Balance Sheet

Brazilian Corporate Law			R$ '000
	PARENT COMPANY		CONSOLIDATED

ASSETS	12/31/2008	12/31/2007	12/31/2008
		Adjusted
Current
Cash and Cash Equivalents	622,059	464,997	625,732
Accounts Receivable from Clients	1,129,746	1,207,885	1,129,746
Related Party Balance	210,131	338,506	210,131
Inventory	47,678	53,141	47,678
Recoverable Taxes	4,665	9,414	4,665
Other Receivables	49,478	41,782	49,478
Deferred income tax and social contribution	170,982	108,792	170,982

Total Current Assets	2,234,739	2,224,517	2,238,412

Non-Current
Long Term Assets:
Accounts Receivable from Clients	326,472	278,787	326,472
Related Party Balance	1,389,835	986,988	1,389,835
Indemnities Receivable	148,794	148,794	148,794
Judicial Deposits	49,127	19,806	49,127
Other Receivables	192,257	75,202	192,257
Deferred income tax and social contribution	435,341	357,226	435,341

	2,541,826	1,866,803	2,541,826

Investments	4,552	720	720
Permanent Assets	14,926,433	14,051,368	14,926,616
Intangible Assets	815,416	516,494	815,416

	15,746,401	14,568,582	15,742,752

Total Non-Current Assets	18,288,227	16,435,385	18,284,578

Total Assets	20,522,966	18,659,902	20,522,990

LIABILITIES AND SHAREHOLDERS' EQUITY	12/31/2008	12/31/2007	12/31/2008
		Adjusted
Current
Contractors and Suppliers	187,139	165,267	187,143
Loans and Financing	1,448,860	742,114	1,448,860
Salaries and Payroll Charges	196,056	166,797	196,075
Taxes and Contributions Payable	130,409	127,735	130,410
Taxes and Contributions Deferred	64,369	75,249	64,369
Interest on Own Capital Payable	275,007	680,339	275,007
Provision for Contingencies	459,395	290,172	459,395
Accounts Payable	198,511	156,987	198,511
Other Payables	57,149	50,077	57,149

Total Current Liabilities	3,016,895	2,454,737	3,016,919

Non-Current
Long Term Liabilities:
Loans and Financing	5,416,248	4,943,121	5,416,248
Taxes and Contributions Payable	114,210	197,635	114,210
Taxes and Contributions Deferred	141,492	159,865	141,492
Provision for Contingencies	698,253	655,084	698,253
Pension Fund Obligations	419,871	365,234	419,871
Other Payables	223,568	103,694	223,568

Total Non Current Liabilities	7,013,642	6,424,633	7,013,642

Shareholders' Equity
Capital Stock	6,203,688	3,403,688	6,203,688
Capital Reserves	124,255	124,255	124,255
Revaluation Reserves	2,253,012	2,339,829	2,253,012
Profit Reserves	1,911,474	3,912,760	1,911,474

Total Shareholders' Equity	10,492,429	9,780,532	10,492,429

Total Liabilities and Shareholders' Equity	20,522,966	18,659,902	20,522,990

Página 13 de 14

Cash Flow

Brazilian Corporate Law			R$ '000
	Parent Company		Consolidated
Description	Jan-Dec/08	Jan-Dec/07	Jan-Dec/08
Cash flow from operating activities
Net income for the period	1,008,085	1,055,264	1,008,085
Adjustments for reconciliation of net income
Deferred taxes and contributions	(152,313)	(104,432)	(152,313)
Taxes and contributions payable	(68,878)	-	(68,878)
Provisions for contingencies	461,654	477,722	461,654
Reversion of provision for losses	(366)	(945)	(366)
Other provisions	(492)	155	(492)
Liabilities related to pension plans	71,704	59,931	71,704
Write-off of property, plant and equipment	157,978	68,349	157,978
Deferred asset write-offs	611	1,276	611
Gain with the sale of property, plant and equipment	-	219	-
Depreciation and Amortization	617,804	615,988	617,804
Interest calculated over loans and financing payable	499,590	519,672	499,590
Monetary and exchange variation over loans and financing	564,095	(87,101)	564,095
Monetary variation over interest on own capital	7,338	4,462	7,338
Variation on liabilities and interest	8,281	12,218	8,281
Variation on assets and interest	(368,806)	(21,121)	(368,806)
Provisions for bad debt	336,264	323,339	336,264
Equity Result	9	-	-
Adjusted Net Income	3,142,558	2,924,996	3,142,549
(Increase) decrease in assets:
Accounts receivable from clients	(301,844)	(400,944)	(301,844)
Shareholding balance	82,956	(81,741)	82,956
Inventories	5,829	(3,307)	5,829
Recoverable Taxes	4,749	22,168	4,749
Other accounts receivable	(112,111)	(22,877)	(112,111)
Judicial deposits	(37,933)	9,706	(37,933)
Increase (decrease) in liabilities:
Loans and financing	(17,986)	(14,055)	(17,982)
Salaries and payroll charges	29,259	(10,908)	29,275
Taxes and contributions payable	(37,399)	(22,840)	(37,395)
Accounts payable	6,216	4,034	6,216
Other accounts payable	16,321	(27,055)	16,321
Contingencies	(235,573)	(145,668)	(235,573)
Pension plan	(17,067)	(15,909)	(17,067)
Variation on Assets and Liabilities	(614,583)	(709,396)	(614,559)

Net cash from operating activities	2,527,975	2,215,600	2,527,990

Cash flow from investing activities:
Acquisition of property, plant and equipment	(1,395,458)	(848,878)	(1,395,641)
Increase in intangible assets	(159,514)	(32,818)	(159,514)
Increase in investments	(3,841)	-	-

Net cash used in investing activities	(1,558,813)	(881,696)	(1,555,155)

Cash flow from financing activities
Loans and Financing - long term:
Funding	1,043,174	222,474	1,043,174
Payments	(1,146,416)	(1,283,201)	(1,146,416)

Payment of interest on own capital	(708,858)	(136,386)	(708,858)

Net cash used in financing activities	(812,100)	(1,197,113)	(812,100)

Increase in cash and equivalents	157,062	136,791	160,735
Cash and cash equivalents at the beginning of the period	464,997	328,206	464,997
Cash and cash equivalents at the end of the period	622,059	464,997	625,732

Changes in Cash and Cash Equivalents	157,062	136,791	160,735

Additional information on cash flow:
Interest and taxes over loans and financing	516,887	548,417	516,887
Capitalization of interest and financial charges	219,430	(13,338)	219,430
Income tax and social contribution paid	502,404	499,318	502,404
Property, plant and equip. received as donation and/or paid in stocks	-	17,565	-
COFINS and PASEP taxes paid	515,659	472,060	515,659
Agreements and Commitmments with contract agreement	146,426	34,071	146,426
Acquisition of property, pland and equipment payable	39,858	35,154	39,858
(Program) National Water Agency	-	16,219	-

Página 14 de 14

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: March 30, 2009

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.